Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mama Gaia Smart Fridge Corporation
1801 N Broadway Suite 516
Denver, CO 80202
https://www.mamagaiaco.com/

Up to $1,069,998.08 in Preferred Stock at $1.51
Minimum Target Amount: $9,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mama Gaia Smart Fridge Corporation
Address: 1801 N Broadway Suite 516, Denver, CO 80202
State of Incorporation: DE
Date Incorporated: March 09, 2020

Terms:

Equity

Offering Minimum: $9,999.22 | 6,622 shares of Preferred Stock
Offering Maximum: $1,069,998.08 | 708,608 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $1.51
Minimum Investment Amount (per investor): $247.64

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$500+

1st Perk Title

50% off your first purchase at Mama Gaia

$1,000+

2nd Perk Title

50% off your purchase from Mama Gaia, 5 times

$2,500+

3rd Perk Title

50% off your purchase from Mama Gaia, 10 times

$5,000+

4th Perk Title

50% off your purchase from Mama Gaia, 25 times

$10,000+

5th Perk Title

50% off your Mama Gaia purchases, 50 times

PLUS 5% bonus shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Mama Gaia will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.51/ share, you will receive and own 110 shares for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for. The Company will not incur any irregular use of proceeds.

The Company and its Business

Company Overview

Mama Gaia builds patent-pending AI-powered self-service Smart Fridges, stocked every day with fresh, locally-sourced grab-and-go food, with zero food wasted. We are currently in Phase One of our scaling plan, in which we make money in three ways. First, we make money through food sales, as we charge a 40% wholesale to retail profit margin. Second, we charge businesses a monthly subscription fee for our services. Third, we can sell ad space to food vendors on our app and/or push notifications for newly stocked products. Our target customers are apartment complexes, offices, hospitals, and university campuses. In the next phase of scaling, we plan to implement a "franchise" model of our fridges where we will white label our technology to meal kit companies or other food companies nationwide, and operate similar to a SaaS model. Mama Gaia previously operated under the Colorado entity Mama Gaia LLC from 2018-2020 and converted to a Delaware C-Corp in March 2020.

Competitors and Industry

Our direct competitors are Farmer's Fridge (Chicago), Byte (Northern California, recently acquired by Garten), and ChowBotics (Northern California, recently acquired by DoorDash). These three companies are in growth mode, but there are significant differences in our technologies. These companies offer fresh food out of a vending-style kiosk. We believe that we outcompete all of them because we are vastly more tech-focused than they are. We implement AI and predictive algorithms, components of which the company believes will be the future of cashierless retail, and we see the importance of this because of the oncoming wave of automated checkout solutions. We see this as a potential exit strategy for our company. Second, we’re not just app-enabled, our platform is app-centric. This allows us to have ongoing & high-traffic marketing, engagement, & incentive practices to keep the customer coming back. Third, our technology can be kitted. As we scale, we’d focus more and more on tech-enabled cashierless retail, therefore enabling some of our food competitors to actually become our enterprise partners. While these competitors are focused more on the food they provide, we believe our tech sets us apart.

The US Vending Machine Market is estimated to be a $36.5 billion dollar industry (Source: Global Industry Analysts). It is estimated that roughly ⅓ of the world’s ~15m vending machines are located in the US (Source: The Hustle). Of these 5m US-based vending machines, ~2m are currently in operation, collectively bringing in $7.4B in annual revenue for those who own them (Source: The Hustle). Post-COVID, the vending machine market is poised to accelerate market growth at a CAGR over 22% and grow by USD 9.82 billion between 2020-2025, according to Technavio. It is estimated that the global vending machines market will reach $146.6 Billion by 2027 (Source: Research and Markets).

Current Stage and Roadmap

Current Stage

We've built and deployed a few fridges on the market, and are raising money to build the next 50-100. We already have a growing waitlist that we would like start fulfilling, and we have a trusted manufacturer that we're excited to begin work with on mass-producing these fridges. 50 fridges will cost roughly $300K and the rest of funds raised will cover operational costs, marketing, and engineering.

<u>Future Roadmap</u>

Phase 1 of our scaling plan involves scaling up to ~100 fridges in the Denver/Boulder area across multiple industries: apartment complexes, hospitals, and universities, with <10,000 daily active users of our app. We believe that we can accomplish this in one year after raising $1MM. At the tail end of Phase 1, we aim to begin looking into key partnerships with the goal to start "franchising" this technology out nationwide. This is our strategy to scale outside of Colorado faster. In two years, we plan on being well into Phase 2 of our scaling plan, which involves both scaling nationwide and implementing our cashierless technology outside of just fridges. In 3-4 years, we'd like to have an exit on the horizon.

The Team

Officers and Directors

Name: Sarah Lynch

Sarah Lynch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Communicate, on behalf of the company, with shareholders, government entities, the public, and internal operations. Lead the company's short-term and long-term strategic vision and mission. Oversee all operations, business activities, and development. Enforce adherence to legal guidelines and in-house policies to maintain the company's legality and business ethics. Supports operations and administration of Board by selecting, advising, and informing Board members, interfacing between Board and staff, and supporting Board's evaluation of company operations and chief executive. Understand, implement, and communicate all high-level decision-making regarding company policy and strategy. Identify and address problems and opportunities for company. 57.19% fully diluted stock. $35K/year.

Other business experience in the past three years:

- **Employer:** General Assembly
  Title: Front Lines Associate / Student Success Associate
  Dates of Service: January 01, 2020 - October 01, 2020
  Responsibilities: Create and onboard all incoming students to in-class tools and resources (welcome emails, course trackers/rosters, sketch licenses, slack invite/channel setup, etc.). Track student pre-work data ensuring students meet 100% completion standards prior to the start of class. Monitor Student Services

inbox and Slack channels ensuring all inquiries are responded to within 24-48 hours. Facilitate student-facing events, update student-facing event calendar and ongoing community outreach. Support student collections outreach and act as a liaison between students and Finance. Send letters of completion to qualified students and remove students from in-course tools and resources. Demonstrates a baseline understanding of all GA Education Product lines in order to create tools and systems necessary for program delivery.

Name: Giovanni Sudiro

Giovanni Sudiro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Lead the company technology's short-term and long-term strategic vision and mission. Discover and implement new technologies that yield competitive advantage. Supervise system infrastructure to ensure functionality and efficiency. Build quality assurance and data protection processes. Monitor KPIs and IT budgets to assess technological performance. Use stakeholders' feedback to inform necessary improvements and adjustments to technology. Equity compensation. Monthly salary of $400.

Other business experience in the past three years:

- **Employer:** Jujotech
  Title: Senior IT Engineer
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Cloud Platform DevOps (AWS, Azure). Services Setup and Hardening. Customer technical support.

Other business experience in the past three years:

- **Employer:** Rocky Mountain Solution Partners
  Title: Senior Consultant
  Dates of Service: May 01, 2020 - September 01, 2020
  Responsibilities: MSP, CRM, Project Management, Software Development, IT Consulting. Hybrid Cloud Solutions. ETL, Data Integration. Cloud File Sharing. Services Migration. Cloud DevOps.

Other business experience in the past three years:

- **Employer:** Alborz LLC
  Title: Senior Cloud Architect

Dates of Service: May 01, 2019 - April 01, 2020
Responsibilities: Designing and implementing on premises Network Infrastructure and Services. Windows Server and Linux Server Hardening and Security Policies implementation. Aws EC2, S3 IAM user policies. Azure ADDS networking and services, Users Policies, Security Groups, VPN, DevOps. GCloud Computing, VPC, Hybrid Cloud, Load Balancing.

Other business experience in the past three years:

- **Employer:** Earthnet Inc
  Title: Chief Technology Officer
  Dates of Service: November 01, 2016 - May 01, 2019
  Responsibilities: Responsible for all development and tactical execution of Cloud/Hybrid Cloud enterprise Systems for business customers. Manages 4 data centers and 60+ business customers in concurrence with each other. Identified existing service/technology gaps and initiate solutions to reduce costs and heighten client response times. Responsible for identifying all services requirements, procuring equipment, ensuring data and network connectivity. Supports all infrastructure tasks include application design, implementation, and management; vendor relations; equipment evaluations and system upgrades. Accountable for all data communication infrastructure, services, and systems critical to the organization's operational success. Achieved measurable enhancement of all enterprise SLAs, reporting, requirements, systems, and client solutions. Helping several startups as CTO and DevOps improving UX/UI experience, managing operations and services.

Other business experience in the past three years:

- **Employer:** Peak Miners LLC
  Title: Infrastructure Engineer
  Dates of Service: December 01, 2017 - August 01, 2019
  Responsibilities: Responsible for designing and developing Machine Learning workstations using CPU/GPU data processing using Linux OS based workstations and several Python Frameworks. Setup and supervising Blockchain authentication - transactions using multiple algorithms and devices such as ASIC chips. Deploying Mining Platforms using Custom Linux OS based.

Other business experience in the past three years:

- **Employer:** Kreissange Engineering
  Title: Owner
  Dates of Service: April 01, 2019 - Present
  Responsibilities: CaaS - CTO as a Service. 3D Printing and Prototyping. IoT Projects using Raspberry PI / ESP32 / ESP8266 / Arduino microcontrollers, C/C++ language. WebApps, Frontends with ReactJS, Express, graphql Backends with

Java Spring Boot, .NET, NodeJS. Project Management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the vending machine industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred Shares in the amount of up to $1,069,999.30 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a smart fridge vending machine. Our revenues are therefore dependent upon that market.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Smart Fridge. Delays or cost overruns in the development of our Smart Fridge and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Preferred Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that smart fridge technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe

one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mama Gaia or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mama Gaia could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sarah Lynch	1,000,000	Class A Common Stock	100.0
Sarah Lynch	2,500,000	Class B Non-Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 708,608 of Preferred Stock.

Class A Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

All holders of Class A and Class B common stock shall, upon dissolution of the Corporation, be entitled to receive the net assets of the Corporation after distribution has been distributed to all shareholders of preferred stock.

Class B Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,669,575 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

All holders of Class A and Class B common stock shall, upon dissolution of the Corporation, be entitled to receive the net assets of the Corporation after distribution has been distributed to all shareholders of preferred stock.

The total amount outstanding includes 225,000 shares to be issued pursant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 979,133 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

All holders of preferred stock shall be entitled to a preference of dividends as declared by the Directors of the Corporation, payable either quarterly, semi-annually as may be determined by the Directors of the Corporation. No dividends shall be paid to, or set apart for payment to, common shareholders unless preferred shares shall first have been paid, or declared and set apart for payment of dividends as may have been declared by the Directors of the Corporation.

Upon dissolution of the Corporation, whether voluntary or involuntary, the holders of preferred shares shall first be entitled to receive, out of the net assets of the Corporation, the par value of their shares plus any unpaid accumulated dividends, without interest.

The total amount outstanding includes 140,449 of shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Preferred Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 850,000
  Use of proceeds: Funded the beginning stages of our software development
  Date: February 25, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 458,969
  Use of proceeds: Funded the full prototype of our technology (software, hardware, AI, R&D), as well as marketing.
  Date: November 02, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2020

Revenue:

Total income and sales for fiscal year 2019 was $25,591, compared to fiscal year 2020 income and sales of $12,474. This decrease is due to the fact that we went from testing three pilot fridges on the market, to pulling our three fridges from the market in order to focus on the development of our technology. Given the $4,394 income and sales dated from January 2020 to March 2020, our sales were projected to actually increase from 2019 to 2020 by 26.29% had we not removed our pilot fridges from the market.

Cost of Goods Sold:

Cost of goods sold in 2020 was $7,145, a decrease of approximately $10,851, from costs of $17,996 in fiscal year 2019. The reduction was largely due to our choice to phase out our pilot fridges in favor of focusing on developing our inhouse smart fridge technology. The margin on our cost of goods sold is 40%.

Gross Margins:

Our 2020 gross profit was $5,329, and our 2019 gross profit margin was $7,594, with this difference due to our progression from piloting three test fridges on the market to focusing on developing our technology.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research, and development expenses. Total operating expenses of Mama Gaia Smart Fridge Corporation in 2020 were $39,291. This is an increase from $15,451 in expenses in 2019. In 2019, the Company solely operated using the profit and loss of our three pilot fridges. In 2020, the Company increased expenses to cover technical development, patenting, payroll, sales and marketing, and other similar expenses.

Historical results and cash flows:

Our 2019 financial statements reflected three pilot fridges on the market. We used a third party smart fridge technology at this time, which accounted for much higher expenses than using our own technology platform. Our profit and loss from this period more accurately reflects what our financials will look like now that we have launched. Our 2020 financials reflected a fundraise and subsequent technical development period, where no fridges were on the market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has $9,403.33 on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have funds coming in daily from our fridges on the market. However, funds from the Reg CF campaign are critical for our ability to scale quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without the funds from the crowdfunding campaign, the Company could carry on with its three fridge prototypes on the market. These funds will be used for scaling up.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company was bootstrapped for two years without any extra cash on hand. We believe we could carry on 6-8 months if we hit our minimum. Our burn rate is $ -16666.67 per month. Our cash runway is 1.50 months. The company intends to use the money from the campaign immediately.

How long will you be able to operate the company if you raise your maximum funding goal?

We would be able to operate 12-24 months if we hit our maximum. We would be able to hit major milestones, scale significantly, and we plan to follow this round with a much larger traditional venture capital round or an exit.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan on raising a traditional venture capital round in 12-24 months.

Indebtedness

Related Party Transactions

Valuation

Pre-Money Valuation: $7,019,549.08

Valuation Details:

The Company determined its $7 million valuation by using a multiple of sales approach.

The Company currently has two fridges on the market and plans to scale to 100 fridges by using the money raised from this campaign to work with our manufacturer. We recently launched our first fridge and are averaging 30 new app downloads per week from that location. We estimate that we can generate at least 130 total app downloads per location, as we move our fridges into large apartment complexes, office buildings, hospitals, and universities.

In 2022, we project our annual revenue will be ~$1.7 million, with the following assumptions: 100 fridges on the market, 13,000 active app users, and $200/month/business subscription. This assumes that each business has ~130 people onsite that will download the app.

We used a 4.2x multiple on the revenue in order to determine our $7 million valuation, which is a below market multiple for AI-based companies.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan, if any, are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  35.0%
  Used to further the development of our turnkey technology platform (AI, software interfaces)

- *Manufacturing*
  35.0%
  Use our manufacturer to build and deploy fridges in Colorado

- *Company Employment*
  15.0%
  Used to pay our current team and recruit new talent

- *Marketing*
  11.5%
  Used on sales and marketing nationwide to facilitate franchise model

If we raise the over allotment amount of $1,069,998.08, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  11.5%
  Sales & marketing nationwide

- *Company Employment*
  15.0%
  Pay current team and recruit new talent

- *Research & Development*
  40.0%
  To further develop AI capabilities and software interfaces

- *Manufacturing*
  30.0%
  To build & deploy fridges and scale

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mamagaiaco.com/ (mamagaiaco.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mama-gaia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mama Gaia Smart Fridge Corporation

[See attached]

MAMA GAIA SMART FRIDGE CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Mama Gaia Smart Fridge Corporation
Denver, Colorado

We have reviewed the accompanying financial statements of Mama Gaia Smart Fridge Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 19, 2021
Los Angeles, California

Mama Gaia Smart Fridge Corporation
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 45,000	$ 61
Inventories	65	65
Total current assets	**45,064**	**126**
Total assets	**$ 45,064**	**$ 126**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities	$ 535	$ -
Total current liabilities	**535**	**-**
Total liabilities	**535**	**-**
STOCKHOLDERS' EQUITY		
Members' Equity	-	10,861
Common Stock - Class A	100	-
Common Stock - Class B	267	-
Preferred Stock	98	-
Additional Paid in Capital	88,271	-
Retained earnings/(Accumulated Deficit)	(44,206)	(10,735)
Stockholders' equity	**44,530**	**125**
Total liabilities and stockholders' equity	**$ 45,065**	**$ 125**

See accompanying notes to financial statements.

Mama Gaia Smart Fridge Corporation
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	Predecessor - MamaGaia LLC Jan 1 - March 5 2020	Successor - MamaGaia Inc. March 5 - December 31 2020	Combined 2020	2019
(USD $ in Dollars)				
Net revenue	$ 4,394	$ 8,080	$ 12,474	$ 25,591
Cost of Goods Sold	2,320	4,825	7,145	17,996
Gross profit	2,074	3,256	5,329	7,594
Operating expenses				
General and administrative	2,342	32,145	34,486	15,151
Sales and marketing	223	4,582	4,805	300
Total operating expenses	2,565	36,727	39,291	15,451
Operating income/(loss)	(491)	(33,471)	(33,962)	(7,856)
Interest expense	-	-	-	-
Other Loss/(Income)	-	-	-	-
Income/(Loss) before provision for income taxes	(491)	(33,471)	(33,962)	(7,856)
Provision/(Benefit) for income taxes	-	-	-	-
Net income/(Net Loss)	**$ (491)**	**$ (33,471)**	**$ (33,962)**	**$ (7,856)**

See accompanying notes to financial statements.

Mama Gaia Smart Fridge Corporation

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Members' Equity	Common Stock - class A		Common Stock - class B		Preferred stock		Additional Paid in Capital	Accumulated Deficit	Total Equity
		Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	**$ 12,524**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**$ (2,879)**	**$ 9,645**
Contribution	3,025	-	-	-	-	-	-	-	-	3,025
Distribution	(4,688)	-	-	-	-	-	-	-	-	(4,688)
Net income/(loss)	-	-	-	-	-	-	-	-	(7,856)	(7,856)
Balance—December 31, 2019	**$ 10,861**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ (10,735)**	**$ 125**
Contribution into LLC	1,300	-	-	-	-	-	-	-	-	1,300
Distribution - LLC	(762)	-	-	-	-	-	-	-	-	(762)
LLC Net Income/(loss)	-	-	-	-	-	-	-	-	(491)	(491)
Conversion from LLC to C corp	(11,399)	1,000,000	100	2,669,575	267	979,133	98	10,443	491	-
Equity contirbution into C Corp	-	-	-	-	-	-	-	77,828	-	77,828
C Net income/(loss)	-	-	-	-	-	-	-	-	(33,471)	(33,471)
Balance—December 31, 2020	**$ (0)**	**1,000,000**	**$ 100**	**$ 2,669,575**	**267**	**$ 979,133**	**98**	**$ 88,271**	**$ (44,206)**	**$ 44,530**

See accompanying notes to financial statements.

Mama Gaia Smart Fridge Corporation
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(33,962)	$	(7,856)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Inventories		-		-
Other current liabilities		535		-
Net cash provided/(used) by operating activities		**(33,427)**		**(7,856)**
CASH FLOW FROM FINANCING ACTIVITIES				
Distribution		(762)		(4,688)
Contribution		1,300		3,025
Equity contirbution into C Corp		77,828		-
Net cash provided/(used) by financing activities		**78,366**		**(1,663)**
Change in cash		44,939		(9,519)
Cash—beginning of year		61		9,580
Cash—end of year	**$**	**45,000**	**$**	**61**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Mama Gaia Smart Fridge Corporation was previously formed as Mama Gaia, LLC founded on April 26, 2018 in the state of Colorado. The company converted to a C Corporation, Mama Gaia, Inc on March 5, 2020 in the state of Colorado. The financial statements of Mama Gaia Smart Fridge Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Mama Gaia Smart Fridge Corporation is a fast-casual dining experience offering an organic, vegetarian menu with vegan and gluten-free options at affordable prices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to shipping costs and finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its food products.

Cost of sales

Costs of goods sold include the cost of shipping and wholesale food.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 65	$ 65
Total Inventories	**$ 65**	**$ 65**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other Current Liabilities consist of:		
Payroll Liabilities	535	-
Total Other Current Liabilities	**$ 535**	**$ -**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of common shares class A and 4,000,000 shares of common shares class B with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 1,000,000 shares of class A, 2,669,575 shares of class B have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 979,133 shares of preferred shares have been issued and are outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (8,579)	$ -
Valuation Allowance	8,579	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (8,579)	$ -
Valuation Allowance	8,579	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $33,471, and the Company had state net operating loss ("NOL") carryforwards of approximately $33,471. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	1,707
2022		-
2023		
2024		-
2025		
Thereafter		-
Total future minimum operating lease payments	**$**	**1,707**

Rent expense was in the amount of $2,217 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 19, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Mama Gaia

Your AI-Powered Smart Fridge


mama gaia
Your
AI-powered
Smart Fridge
Snack away

Website | Denver, CO | FOOD & BEVERAGE

$0.00 raised	
0 Investors	**$7.02M** Valuation
$1.51 Price per Share	**$247.64** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Mama Gaia is a Denver-based company that builds AI-powered, app-enabled, self-service smart fridges. These fridges are built for apartment complexes, hospitals, and universities. The food stocked in each machine is locally-sourced, healthy, and grab-and-go. Mama Gaia provides high quality food choices that can be unlocked with a smartphone and a QR code for easy access, making the lives of consumers and businesses just that much easier.

Overview | Terms | Updates | Comments | Follow

REASONS TO INVEST

- **Huge market:** The vending machine market is estimated to be a $36.5 billion industry in the U.S., and projected to grow by $9.82 billion from 2020-2025, accelerating market growth at a CAGR over 22%.
- **Patent-pending technology:** Support the latest in AI cashierless retail technology. Mama Gaia builds smart fridges that use AI to detect inventory.
- **Built on data and revenue optimization:** Invest in a company that is data-driven. Mama Gaia uses predictive analytics to determine consumer spending and understand what products will sell best on a given day.

OVERVIEW

Smart fridges stocked with healthy grab-and-go options

Mama Gaia is helping local businesses retain their customers by offering a place for food sales without the need for an onsite kitchen, as building an onsite kitchen is a massive expense that can cost up to $450K. The branded vending machines are stocked with high-quality food that can easily be accessed with an app and a QR code. Mama Gaia is supporting the local food industry in Colorado while also committing to being zero waste. Any food leftover in the smart fridges are donated to local food banks.


our fridges
are pretty chill.
locally-sourced eats,
right when you want 'em, say
hello to the smart fridge.

THE PROBLEM

Businesses and consumers need contactless food options

The demand for accessible food is increasing, especially due to the social distancing measures of COVID. We believe this trend will continue post-COVID, as people are always looking for high quality food that doesn't take a step out of their day. Consumers are seeking out contactless food delivery, and businesses are struggling to serve the growing demand for amenities. Businesses need new ways to deliver their food to consumers rather than just relying on delivery.





1. **Consumers**
are looking for convenient ways to get high quality food.

2. **Businesses**
face tough competition in attracting and retaining tenants, employees, members and students while managing costs.

3. **Both**
are seeking contactless self-service options.

THE SOLUTION

Cashierless retail technology

Mama Gaia is building self-service smart fridges to bring food options directly to consumers. The fridges are currently set up in apartment complexes across the Denver metro area. Each fridge is AI-powered and app-enabled to provide consumers with easy access to high quality, grab-and-go food.


this might just be the fridge of your dreams.

Smart Fridge- Customer Experience


Welcome to Mama Gaia
Snack away

1. Open app

2. Browse nearby fridges

3. See live inventory

4. Unlock fridge

5. Enjoy!

The AI relies on image-based item recognition technology, which means that no barcodes are needed. The food is restocked daily based on predictive algorithms to improve stock selections for consumers. Businesses can sell their grab-and-go food and beverage products without employees, making food delivery an easier, more accessible process.

AI Computer Vision Aids Revenue Optimization

Recognition of:

- produce
- beverages
- sandwiches
- + more


AI COMPUTER VISION FOR INVENTORY MANAGEMENT & TRACKING
DATA-DRIVEN PREDICTIVE ANALYTICS BASED ON SALES, FEEDBACK, WEATHER & MORE
REVENUE OPTIMIZATION

24/7 cashier-less checkout!


Ginger Bear: 97%
Pear Apple Juice: 92%
Clean Hydration: 99%
Mortal kombucha Power Melon: 91%
Mortal Kombucha Black Sage: 82%
MORTAL KOMBUCHA
MORTAL KOMBUCHA

THE MARKET

Vending machines are on the rise

The vending machine market in the U.S. is estimated to be a $36.5 billion industry, and projected to grow significantly over the next few years. Between 2020-2025, the market is projected to grow by $9.82 billion, accelerating market growth at a CAGR over 22%. By 2027, the global vending machines market is targeted to reach a whopping $146.6 billion. Another factor in our market is consumer convenience. Currently, 69% of out-of-home eating is spent at quick-service options.

U.S. Vending Machine Market


estimated
$36.5B
forecasted
$46.3B
2020
2025

the market is accelerating at a CAGR of +22%

With these factors in mind, our current target market is apartment complexes in the Denver metro area. The US currently has an estimated 2 million vending machines in operation; with $7.4 billion in vending machine market revenue, we expect to reach $3,700 per unit per year.



Target Market
Additional Markets
Residential Communities
Universities & Colleges
Hospitals & Healthcare



2 Million
vending machines in operation
$7.4 Billion
in vending market revenue

OUR TRACTION

Noteworthy customers and provisional patent submitted

Our company has a fast track record of development, with clear progress every year. We went from testing the concept in May of 2018 to ideating the smart fridge technology for Mama Gaia in 2019. Two years after launching Mama Gaia, we were accepted into the Food Food Co. Accelerator Spring 2020 Cohort. By 2020 we had also submitted a Provisional Patent, built our App for iOS and Android, and had AI for our fridges built with 75 products trained and ready. We launched our Beta in March 2021 and have paying customers and daily users.



mama gaia

FOOD FUTURE CO



1. Test fridge launch
2. Proof of concept
3. Co-founders on-boarded
4. Dashboards built
5. Patent submitted
6. AI built
7. Apps go live
8. Full beta launch (phase 1)
9. Scale to <100 fridges DEN anticipated
10. Franchise, license, scale (phase 2) anticipated
11. Exit anticipated
We are here

We have a growing list of customers using our smart fridges. **Additionally, we have numerous businesses interested in installations.**

WHAT WE DO›

Seamless transactions through AI technology

We build high-end smart fridges that are designed with businesses and consumers in mind. The fridges are stocked with locally sourced, ready-to-go food and beverages in highly trafficked areas such as apartment complexes and universities. Each fridge is built using AI technology to allow for quick transactions and intelligent inventory management.


Unlock the door to purchase

Customers download the Mama Gaia user app where they can view fridge inventory, scan the item QR code, and unlock the fridges to grab their items with minimal contact. Once users grab their items from the fridge, they will receive an itemized receipt in their email address and a notification on the app confirming their purchase. The full end-to-end transaction can take as little as 10 seconds.


Find the nearest fridge
Connect with your favorite vendors
Check live inventory
Unlock the door to purchase
Snack away

The app allows customers to review past purchases and view fridges by location. On the backend, admins can track sales data against metrics to determine how to manage fridge inventory. Additionally, vendors have their own interface where they can track their unique sales data and receive customer feedback to see how their food and beverage products are selling.

Good Food Made Easy.


GOOD FOOD, MADE BY YOUR NEIGHBORS
Everything you find on our shelves is sourced locally.
READY WHEN YOU NEED IT MOST
Our fridge is open 24 hours a day, 7 days a week, all 365 days of the year.
SCAN, GRAB, GO!
Scan the QR code, grab what you want, shut the door, and get on with your day.
ZERO FOOD WASTED
All leftover food is donated to local food banks.

THE BUSINESS MODEL

Sales, advertising, and subscriptions

We currently have three sources of revenue: food sales, vendor advertising, and business subscriptions. Our projected annual revenue per fridge is $9,053, with the development cost per fridge at $1,500 per fridge, and repair and maintenance at $100 per fridge per month. On the Mama Gaia app, we charge $1.00 per ad. Our Retail-as-a-Service monthly subscription fee is $200 per month. Our initial rollout is 100 smart fridges. Our plan is to add 15 new fridges per month in the first three years, 30 fridges per month in the fourth year, and 60 fridges per month in the fifth year.


Four Main Sources Of Revenue
Vendors pay for ads
Food sales
Business subscriptions
Platform licensing fees & implementations
Phase 2

FUTURE OPPORTUNITY

Franchise model to scale nationwide

In Phase 2 of our business model, we see an opportunity for meal kit companies nationwide to franchise our technology. We would sell or lease meal kit companies or other retailers, large or small, our smart fridges branded with our logo to raise nationwide brand awareness. Additionally, we can adapt our technology to different environments such as mini fridges or larger controlled, cashier-less environments.

Once we reach our company goals, we plan to embark upon our exit strategy and sell Mama Gaia. We see this as a great opportunity for retailers, technology companies, and players in the smart fridge space.



$9,053

projected annual revenue per fridge

40%

profit margin

$200

RaaS monthly subscription fee

HOW WE ARE DIFFERENT

Tech-focused and niche-driven

While there are other smart fridges on the market, we cater towards a niche customer segment. We provide healthy grab-and-go food and drink options to consumers that care about healthy eating and supporting local. We work directly with local businesses and donate any leftovers to local food banks to keep supporting our communities.

All of our food is sourced locally.





All leftovers are donated to local food banks.

Our direct competitors are Byte, Farmer's Fridge, LeanBox, and ChowBotics, and our indirect competition is the delivery service industry. What sets us apart at Mama Gaia is that we are a tech company, not a food company. Our platform is designed for high customer retention through incentive practices. We use predictive algorithms and revenue optimization to understand what will sell best in each of our fridges, and provide our food partners with the same robust analytics to improve their sales as well. As we scale, we'll focus on tech-enabled cashierless retail, which will allow our food competitors to become our enterprise partners.



we are a tech company, not a food company.

THE VISION

Supporting local businesses and scaling up

Being mission-driven, a big part of our company is to source locally. We want to help rebuild our food system by putting local, small businesses at the forefront of the food industry again. Our current food system supply chain is broken – shelves were empty at the beginning of COVID as stores couldn't stock food fast enough to meet consumer demand. By building a business model around local food, we are able to shorten the supply chain from farm to fork. This will help save emissions, produce less waste, provide more nutritional food, and financially support local communities.


lots of yum,
zero waste.

On a financial level, our goal is to scale the businesses aggressively in the Denver/Boulder Colorado area in the next year, and begin franchising nationwide to large and small food companies who want to expand their reach. Our second phase in late 2021 will be to market our smart fridges to offices, breweries, and gyms.

Next, we plan to use a franchise model to scale nationwide in 2022.

We will use the data and profit margins we collect to identify which cities we want to grow our investments. We see this expansion growing rapidly, with the potential to manage tens of thousands of franchised smart fridges across the country by 2025.


Phase 2 Market Expansion
Offices
Breweries
Gyms

Plans to scale nationwide in 2022



OUR LEADERSHIP

Mission-driven

Sarah Lynch founded Mama Gaia after seeing how local food vendors were struggling to be seen on crowded grocery shelves. She wanted to build a technology platform centered around supporting the local food industry and providing customers with easy access to seeing their local food options.



Sarah Lynch
Co-Founder & CEO



Giovanni Sudiro
CTO & Co-Founder



Hayden Brink
Co-Founder & Advisory Board



Carolyn Ford
AI Specialist

- **Sarah Lynch, Cofounder & CEO:** Sarah is Mama Gaia's Founder. She has demonstrated expertise in creative direction, marketing, sales, operational strategy, and leadership.
- **Giovanni Sudiro, CTO:** Giovanni has over 15 years of development and technical leadership experience in designing, developing and implementing enterprise-class, scalable data management solutions.
- **Hayden Brink, Cofounder & Advisory board:** Hayden is currently the President at Maia Growth Capital, serving as CFO for first exited investment, with over 5 years of experience in mergers & acquisitions and business valuation. He earned his BSBA in Finance from the University of Denver and previously worked as an Investment Banking Analyst.
- **Carolyn Ford, AI Specialist:** Dr. Ford has a PhD in Electrical Engineering/Digital Signal Processing from the University of Colorado. Her industry experience includes adaptive learning systems, image and video processing.

WHY INVEST

We're on a mission to support local businesses using data and technology

Mama Gaia is headed towards the future. In 10 years, AI cashierless retail technology will be the standard, and we are building a patent-pending solution. We are offering a healthy, fresh option for grab-and-go food which supports the local economy. Our smart fridges can help shift the food system supply chain back to supporting local businesses and circulating money locally. With our technology experience, we are data driven. You can trust us to leverage our AI and predictive analytics to understand what will sell best in our fridges to keep local businesses running.


Love is an open fridge door.
Beverages with benefits.
Good food, good mood.
Look, but please touch!

**24 hours a day,
7 days a week. our
light is always on.**

Strategic placement

Zero food waste

Predictive algorithm

Robust analytics

Always on-time

Self-service

THESE MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,""INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

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Offering Summary

Company	Mama Gaia Smart Fridge Corporation
Corporate Address	1801 N Broadway Suite 516, Denver, CO 80202
Offering Minimum	$9,999.22
Offering Maximum	$1,069,998.08
Minimum Investment Amount (per investor)	$247.64

Terms

Offering Type	Equity
Security Name	Preferred Stock
Minimum Number of Shares Offered	6,622
Maximum Number of Shares Offered	708,608
Price per Share	$1.51
Pre-Money Valuation	$7,019,549.08

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$500+

1st Perk Title

50% off your first purchase at Mama Gaia

$1,000+

2nd Perk Title

50% off your purchase from Mama Gaia, 5 times

$2,500+

3rd Perk Title

50% off your purchase from Mama Gaia, 10 times

$5,000+

4th Perk Title

50% off your purchase from Mama Gaia, 25 times

$10,000+

5th Perk Title

50% off your Mama Gaia purchases, 50 times

PLUS 5% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mama Gaia will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.51/ share, you will receive and own 110 shares for $151. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for. The Company will not incur any irregular use of proceeds.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Main Video</u>

Hi there, my name is Sarah and I'm one of the founders of Mama Gaia. I started this company three years ago with the goal of finding a better way to support small food businesses.

What I quickly found with modern day consumers is that convenience sells best. Customers are always looking for high-quality food that doesn't take time out of their day.

The US vending machine market is estimated to be a $36.5 B industry, yet it's often overlooked because most vending machines use outdated technology and undesirable food. We believe we can bring new energy to this previously outdated market, and we're not alone. A recent study found that 81% of consumers believe that fresh vending is a new concept that will have long-standing traction in the industry.

What we're building is a turnkey solution for food vendors and retailers alike to sell food 24 hours a day, manage the movement of inventory through AI, and optimize revenue through predictive analytics. This means harnessing AI and data science to understand what will sell best on a given day, using factors like sales data, fridge location, weather, time of day, and so much more.

And for our customers, it's all about getting great food in the single most convenient manner possible. Customers can open our app find the nearest fridge and see live inventory from wherever they are. No wait times, no delivery fees, just great food, available 24 hours a day. Our light is always on.

Our ultimate goal over the next few years is to build a smart retail technology that can be kitted and vertically integrated into existing distribution channels through franchising and white-labeling opportunities. Small and large food businesses alike can use our fridges as a standalone plug-and-play smart retail platform, open 24/7 and managed remotely from the comfort of their desktop.

Within the next decade, we believe cashier-less retail technology will be the standard, and we're excited to be a part of that shift. We hope you join us.

<u>"What We Do" Section Video</u>

[No audio]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF MAMA GAIA SMART FRIDGE CORPORATION

Mana Gaia Smart Fridge Corporation (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 9, 2020 (the "**Certificate of Incorporation**").

2. Paragraph Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Fourth:

A. The amount of the total stock of the Corporation is authorized to issue is 10,000,000 shares, classified as follows:

1) 1,000,000 shares of Class A common stock at a par value of $.0001 per share;

2) 4,000,000 shares of Class B non-voting common stock at a par value of $.0001 per share;

3) 5,000,000 shares of preferred stock at a par value of $.0001 per share.

B. All holders of Class A common stock shall have unlimited voting rights and shall be entitled to one vote for each share on all matters on which shareholders have the right to vote. All of holders of Class B common stock and preferred stock shall have no right to vote on the election of the Directors of the Corporation and no right to vote on any matters presented to the shareholders for their vote or approval, except only as the laws of the State of Delaware require.

C. All holders of preferred stock shall be entitled to a preference of dividends as declared by the Directors of the Corporation, payable either quarterly, semi-annually as may be determined by the Directors of the Corporation. No dividends shall be paid to, or set apart for payment to, common shareholders unless preferred shares shall first have been paid, or declared and set apart for payment of dividends as may have been declared by the Directors of the Corporation.

D. Upon dissolution of the Corporation, whether voluntary or involuntary, the holders of preferred shares shall first be entitled to receive, out of the net assets of the Corporation, the par value of their shares plus any unpaid accumulated dividends, without interest. All holders of Class A and Class B common stock shall, upon dissolution of the Corporation, be entitled to receive the net assets of the Corporation after distribution has been distributed to all shareholders of preferred stock. The consolidation or merger of the Corporation, or a sale of all or substantially all of the assets of the Corporation, shall not

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:11 AM 11/04/2020
FILED 10:11 AM 11/04/2020
SR 20208204896 - File Number 7907074

be construed as a dissolution, liquidation or winding up of the Corporation within the meaning hereof.

E. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred stock in series and to establish from time to time the number of shares to be included in such series and to fix the rights, powers, and preferences of the shares of each such series and any qualifications, limitations, and restrictions thereof.

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Sarah Lynch, its Founder and Chief Executive Officer, this 9th day of September, 2020.

By: Sarah Lynch
Its: Chief Executive Officer